SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
KELLWOOD COMPANY
(Name of Subject Company)
KELLWOOD COMPANY
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
488044108
CUSIP Number of Class of Securities

Robert C. Skinner, Jr.
Chairman, President and Chief Executive Officer
Kellwood Company
420 Fifth Avenue
New York, New York 10018
Telephone: 212.329.8050
Facsimile: 212.329.8090
Copies To:

Thomas H. Pollihan	Howard E. Steinberg	Robert A. Schreck, Jr.
Kellwood Company	McDermott Will & Emery LLP	McDermott Will & Emery LLP
600 Kellwood Parkway	340 Madison Avenue	227 West Monroe Street
St. Louis, MO 63017	New York, New York 10173-1922	Chicago, Illinois 60606-5096
Telephone: 314.576.3100	Telephone: 212.547.5415	Telephone: 312.984.7582
Fax: 314.576.3279	Fax: 212.547.5444	Fax: 312.984.7700
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
          This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Kellwood Company, a Delaware corporation (“Kellwood” or the “Company”), on January 28, 2008 (the “Schedule 14D-9”) related to a tender offer by Cardinal Integrated, LLC (“Purchaser”), an affiliate of Sun Capital Securities Group, LLC (“Sun Capital”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (“Common Stock”) and the associated Preferred Stock Purchase Rights (the “Rights” and together with the Common Stock, the “Shares”) issued as a dividend on the Common Stock and governed by the Amended and Restated Rights Agreement, dated April 19, 2007, by and between the Company and American Stock Transfer Company, as rights agent (the “Rights Plan”) for $21.00 per Share, net to the Seller in cash (the “Offer Price”), without interest, upon the terms and subject to the conditions set forth in that certain Offer to Purchase filed with the Securities and Exchange Commission (the “SEC”) on January 15, 2008 (the “Offer Documents”). Unless otherwise defined herein, capitalized terms shall have the respective meanings given to such terms in the Schedule 14D-9. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.
Item 3. Past Contacts, Transactions, Negotiations and Agreements
     “Item 3: Past Contacts, Transactions, Negotiations and Agreements” is amended and supplemented by the addition of the following at the end of the section:
          Merger Agreement
               On February 10, 2008, the Company entered into an Agreement and Plan of Merger with Purchaser and Cardinal Group Integrated, Inc. (the “Merger Agreement”). See Item 7 for a description of the terms and conditions of the Merger Agreement.
     Pursuant to the Merger Agreement, Sun Capital will be entitled to designate as directors of the Company, a number of directors approximating their percentage ownership of Shares following consumation of the Offer. Information on Sun Capital’s designees is attached hereto as Exhibit(e)(4).
Item 4. The Solicitation or Recommendation
(a) Solicitation/Recommendation.
          “Item 4: The Solicitation or Recommendation (a) Solicitation/Recommendation” is amended and supplemented by the addition of the following at the end of the section:
          As more fully described below in Sections (b) and (c) of this Item 4, in a meeting held on February 10, 2008, the Board of Directors carefully considered and reviewed with management, the Company’s financial advisors, Banc of America Securities, LLC (“Banc of America Securities”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), and its legal advisors, McDermott Will & Emery LLP (“McDermott”) and Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”), the terms and conditions of the Merger Agreement (as defined below) and the transactions contemplated thereby, including the terms and conditions of the Offer to purchase at the Offer Price and the Merger (as defined below), and the comparative benefits and risk of the transaction contemplated thereby. After such consideration and review, the Board of Directors unanimously determined (1) that the terms of the Merger Agreement, the Merger, and the transactions contemplated thereby, are advisable, fair to and in the best interest of the Company’s stockholders, (2) to duly and validly authorize and approve the execution, delivery, and performance of the Merger Agreement by the Company and the consummation of the Merger contemplated by the Merger Agreement, and (3) to recommend that the Company’s stockholders accept the Offer to Purchase at the Offer Price and tender their Shares into the Offer.
          Accordingly, the Board of Directors recommends that the Company’s stockholders accept the Offer Price, tender their Shares into the Offer and, if required by applicable Delaware law, approve and adopt the Merger Agreement.
(b) Background of the Offer; Reasons for Recommendation
          “Item 4: Solicitation or Recommendation (b) Background of the Offer; Reasons for Recommendation” is amended and supplemented by the addition of the following at the end of the section:
          On January 28, 2008, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC setting forth the Board of Director’s decision to take no position with respect to the Offer.
          On January 28, 2008, Sun Capital issued a press release stating, “We are pleased that Kellwood’s Board of Directors intends to allow stockholders to decide for themselves on Sun Capital’s $21.00 per share cash tender offer and we also support Kellwood’s decision to terminate its previously announced debt tender.”

          On January 29, 2008, financial advisors for Sun Capital contacted the financial advisors of the Company to request information concerning the Company that would be beneficial to Sun Capital in effecting a transition of ownership. The Company’s financial advisors told Sun Capital’s financial advisors that they would take the request back to the Company.
          On January 30, 2008, the Company’s legal advisors hosted a conference call with Sun Capital’s legal advisors to clarify Sun Capital’s request. Sun Capital’s legal advisors suggested that, if Sun Capital acquired more than 50% of the outstanding shares of Common Stock, but less than 90% of the outstanding shares of Common Stock pursuant to the Offer, Sun Capital would be interested in entering into a merger agreement, pursuant to which holders of the Common Stock would be entitled to receive $21.00 per Share in cash. Sun Capital also sought to obtain representation on the Board of Directors of the Company equal to its percentage ownership of Common Stock acquired as a result of the Offer. Sun Capital also requested the opportunity to conduct a due diligence investigation of the Company which would be conducted prior to any execution of a merger agreement. Sun Capital’s legal advisors indicated that Sun Capital was not willing to increase the Offer Price or guarantee the Offer Price of $21.00 per Share as inducement either to enter into a merger agreement or to allow Sun Capital access to due diligence materials.
          On January 30, 2008, Company management held a meeting with its advisors and Harvey A. Weinberg, presiding director of the Company, to consider the discussion among the legal advisors to the Company and Sun Capital. The Company’s advisors saw no benefit for the Company’s stockholders in granting Sun Capital an opportunity to conduct a due diligence review prior to execution of an agreement that would prohibit a reduction of the stated Offer Price of $21.00 per Share. Following discussions with its financial and legal advisors, the Company decided that allowing Sun Capital to conduct a due diligence investigation of the Company would not result in its stockholders gaining any additional benefits and therefore was not in the best interests of its stockholders. Given the broad range of conditions to the Offer set forth in the Schedule TO, and Sun Capital’s broadly publicized offer to purchase without the necessity of a due diligence review, the advisors recommended that the request for nonpublic information and the opportunity to conduct a due diligence review be rejected. The financial advisors also updated the working group on their efforts to identify and contact other potential purchasers.
          On February 1, 2008, the Company’s legal advisors and Sun Capital’s legal advisors discussed the possibility of a merger agreement. On February 4, 2008, Sun Capital’s legal advisors submitted a form of merger agreement. The merger agreement contemplated acquiring Shares at the Offer Price and would become effective if Cardinal and Sun Capital acquired in the Offer a number of shares of Common Stock that, when added to shares already owned by Sun Capital, constitute a majority of the then outstanding shares of Common Stock on a fully-diluted basis (the “Majority Condition”). The proposed merger agreement was discussed by Company management with its legal and financial advisors. Mr. Weinberg was apprised of their views. On February 7, 2008, the Company’s legal advisors submitted a revised version of the merger agreement to Sun Capital.
          On February 6, 2008, Robert C. Skinner, Jr., Chairman, President and Chief Executive Officer of Kellwood received a telephone call from Rodger Krouse of Sun Capital regarding transition in the event Sun Capital acquired a majority of the outstanding Shares. On February 6, 2008, Sun Capital also issued a letter to the Company’s stockholders urging them to tender their shares in the Offer.
          On February 7, 2008, the Board of Directors held a meeting with its financial, legal and other advisors. At the meeting, financial advisors discussed certain financial analyses related to the proposed transaction with the Board regarding the $21.00 per Share Offer Price, including valuations, consideration and other matters related to the Offer. The Board of Directors received an update on efforts to determine whether a transaction with a third party, with a reasonable likelihood of delivering a per share price in excess of $21.00 (a “Superior Proposal”), was available. The Board of Directors was also apprised of the potential terms of a merger agreement with Sun Capital, and the likelihood of the Majority Condition being met. The Board of Directors was also advised of steps necessary to remove the impediments to the Offer. The meeting was informational in nature and no action was taken by the Board of Directors.

          On February 8, 2008, Sun Capital filed with the SEC Amendment No. 4 to its Schedule TO to add a condition to the Offer that the Purchaser be reasonably assured of obtaining control of the Board of Directors upon the completion of the Offer.
          From February 8, 2008 through February 10, 2008, the Company’s legal advisors negotiated the terms and conditions of a proposed merger agreement, which contemplated the completion of the Offer at the Offer Price of $21.00 per Share and the subsequent merger of an indirect wholly-owned subsidiary of Sun Capital with and into the Company. The legal advisors also kept Mr. Skinner and Mr. Weinberg apprised of developments. On February 10, 2008, the Executive Committee of the Board of Directors reviewed the Merger Agreement and determined to recommend it to the full Board of Directors.
          On February 10, 2008, the Board of Directors held a meeting to review and discuss the Offer and the proposed Merger Agreement with the Company’s legal and financial advisors. The Company’s legal advisors again reviewed and discussed with the Board of Directors its fiduciary duties and reviewed the terms and conditions of the Merger Agreement. The financial advisors were asked to render an opinion as to the fairness from a financial point of view of the consideration to be received by holders of the Common Stock (other than Sun Capital and its affiliates) of $21.00 per share in cash. Banc of America Securities and Morgan Stanley each delivered to the Board of Directors its respective oral opinion, subsequently confirmed in writing, to the effect that, as of February 10, 2008, and based on and subject to the assumptions made, procedures followed, matters considered and the limitations of review set forth in their respective written opinions, the consideration to be received by holders of Common Stock (other than Sun Capital and its affiliates) of $21.00 per Share in cash was fair from a financial point of view to such holders. The full text of the written opinions of each of Banc of America Securities and Morgan Stanley, which set forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with each such opinion, are attached hereto as Exhibit (c)(1) and Exhibit (c)(2), respectively, and are incorporated herein by reference.
          Following the review and discussion, the Board of Directors unanimously determined (1) that the terms of the Merger Agreement and the transactions contemplated thereby, are advisable, fair and in the best interest of the Company’s stockholders, (2) to duly and validly authorize and approve the execution, delivery and performance of the Merger Agreement and the consummation of the Merger, and (3) to recommend that the Company’s stockholders tender their Shares into the Offer.
          The Merger Agreement contains a limited set of representations and warranties relating to the Company and the transactions contemplated thereby, including corporate power and authority, and non-contravention. In addition, pursuant to the Merger Agreement following the consummation of the Offer in accordance with its terms and conditions and the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company and the Company will become a wholly-owned subsidiary of Purchaser. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit (e)(3) attached hereto and incorporated herein by reference.
          On February 10, 2008, the Board of Directors unanimously took action to remove the conditions to the Offer within its control. The Board of Directors adopted an amendment to the Rights Agreement to make the terms of the Rights Agreement inapplicable to the Offer and the Merger and the Board of Directors also approved action to make Article 16 of the Company’s restated certificate of incorporation and DGCL §203 inapplicable to the Offer and the Merger subject to receipt, prior to the acceptance of the Offer by purchaser, of a written notice that the Majority Condition had been satisfied. The Board approved the termination of the Note Tender. To comply with a provision in the Merger Agreement that Sun Capital control a majority of the Board of Directors, all directors other than Robert C. Skinner and Harvey A. Weinberg, tendered their resignations, to be accepted as needed to create vacancies, so that Sun Capital may designate directors to serve on the Company’s Board of Directors up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the Company’s Board of Directors, and (y) a fraction, the numerator of which is the number of Shares held by Sun Capital and its affiliates and the denominator of which is the total number of Shares outstanding.
          On February 11, 2008, the Company issued a press release announcing the execution of the Merger Agreement, the Board of Directors’s recommendation that the Company’s stockholders tender their Shares into the Offer and, if necessary, vote to approve the Merger. A copy of the press release is attached hereto as Exhibit (a)(4) and is incorporated herein by reference. On February 10, 2008, the Company issued a letter to its associates announcing the matters covered in the press release. A copy of the letter is attached hereto as Exhibit (a)(5) and is incorporated herein by reference.

Reasons for the Recommendation of the Board of Directors.
     In reaching its decision (1) that the terms of the Merger Agreement, the Merger and the transactions contemplated thereby are advisable, fair to and in the best interests of the Company’s stockholders, (2) to duly and validly authorize and approve the execution, delivery and performance of the Merger Agreement and consummation of the Merger, and (3) to recommend that the Company’s stockholders tender their Shares into the Offer, the Board of Directors consulted with management, its outside financial advisors and legal advisors, and took into account numerous other factors including, but not limited to, the following:
•	Most Attractive Share Price Available At This Time. The Board of Directors conducted an exploration of strategic alternatives to maximize value for stockholders which included contacting numerous potential buyers. The Board of Directors also believed that there were no more desirable strategic or other transactional alternatives to the Sun Capital transaction available, noting in particular the length of time that Sun Capital’s Offer of $21.00 per Share had been outstanding, the substantial publicity of the Offer and prior proposals received by the Company and the Company’s numerous inquiries of other potential acquirors or strategic partners, none of which led to negotiations or agreements for an alternative transaction superior to the Offer. In the process, the Board of Directors became confident that the Offer Price of $21.00 per Share in cash was the best available for the stockholders at this time.
•	The Board of Directors’s Belief that $21.00 per Share is the Highest Price Sun Capital Would Offer. The Board of Directors believed that $21.00 per Share was the highest price that Sun Capital would be willing to pay and that it was highly unlikely that Sun Capital would be willing to pay a higher price in the future.
•	The Offer Price Represents a Meaningful Premium. The $21.00 per Share Offer Price represents a premium of 38% to the closing price of $15.17 per Share on September 18, 2007, the last trading date prior to the public announcement of Sun Capital’s initial proposal.
•	Uncertainty of Current Economic Conditions. The increasing uncertainty of the current economic conditions, particularly in the retail and apparel sectors, and the impact of this on the Company’s ability to execute its original strategic plan to provide greater value to the stockholders.
•	Time of Completion. The Offer would allow stockholders to receive the Offer Price of $21.00 per Share promptly, followed by the Merger shortly thereafter in connection with which remaining stockholders are to receive the same Offer Price as received by stockholders who tender their Shares into the Offer.
•	Expectations that Sun Capital Will Acquire a Majority of the Outstanding Shares in the Offer. The Board of Directors based upon consultation with its advisors reached the conclusion that it was likely that a majority of Shares would be tendered in the Offer and that Sun Capital would control a majority of the outstanding Shares.
•	Merger Agreement Allows for Prompt Payment to all Stockholders. The Merger Agreement provides that the stockholders who do not tender into the Offer will receive the Offer Price in the Merger and that the Merger will be completed promptly following completion of the Offer.
•	Fairness Opinions of Banc of America Securities and Morgan Stanley. The Board of Directors considered the discussion and analysis related to the Offer and Merger that it had with Banc of America Securities and Morgan Stanley. Banc of America Securities and Morgan Stanley each delivered to the Board of Directors its respective oral opinion on February 10, 2008, subsequently confirmed in writing, to the effect that, as of such date, and based on and subject to the assumptions made, procedures followed, matters considered and the limitations of review set forth in their respective opinions, the consideration to be received by holders of the Common Stock (other than Sun Capital and its affiliates) of $21.00 per Share in cash was fair from a financial point of view to such holders. Each of the Banc of America Securities and Morgan Stanley opinions, which are attached as Exhibits (c)(1) and (c)(2), respectively, hereto and are incorporated herein by reference set forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by in connection with providing each such opinion. The Board of Directors also considered that each of Banc of America Securities and Morgan Stanley was entitled to receive certain fees described in Item 5 of this Schedule 14D-9 in consideration of providing financial advice to the Board of Directors.

          The opinions of Banc of America Securities and Morgan Stanley were addressed to and prepared for the benefit of the Board of Directors in connection with its consideration of the Offer and the Merger and are directed only to the fairness from a financial point of view of the consideration to be received by the holders of Common Stock (other than Sun Capital and its affiliates) pursuant to the Offer and the Merger as of the date each such opinion and do not constitute an opinion as to the merits of the Offer and Merger or a recommendation to any stockholder as to whether to participate in the Offer and Merger or any other matter related thereto. Stockholders are encouraged to read such opinions carefully in their entirety.
          The Board also considered a variety of risks and potentially negative factors concerning the Merger Agreement, including the following:
•	No Continued Investment. The Board considered the fact that, subsequent to the completing of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company’s stockholders (other than Sun Capital and its affiliates) from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the Company.
•	Conditions to Closing. The Board considered the conditions to Purchaser’s obligation to consummate the Merger, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Board considered the fact that, if the Merger is not consummated, then the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs attempting to consummate the Merger, and the Company may have lost customers, partners, and employees after the announcement of the Merger. The Board also considered the fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors, business partners and employees, and that the trading price of the Company Common Stock could be adversely affected.
     The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in their consideration of the Offer and the Offer Price. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to provide the specific assessments of, quantify or otherwise assign any relative weights to, these specific factors considered in determining their recommendations. Such determination was made after considerations of factors taken as a whole. Individual members of the Board of Directors may have given different weight to different factors. In addition, arriving at their respective recommendations, the members of the Board of Directors were aware of the interest of certain officers or directors of the Company as described under Item 3 of this Schedule 14D-9.
(c) Intent to Tender.
     “Item 4: Solicitation or Recommendation (c) Intent to Tender” is hereby amended and supplemented by adding the following at the end thereof.
     To the Company’s knowledge, each of the Company’s executive officers, directors, affiliates and subsidiaries (other than those who would be adversely affected by the application of the restrictions on short-swing profits in Section 16b of the Securities Exchange Act of 1934) currently intends to sell or tender for purchase pursuant to the Offer, any Shares owned of record or beneficially owned by such person.
Item 7. Purposes of the Transaction and Plans or Proposals
     “Item 7: Purposes of the Transaction and Plans or Proposals” is hereby amended and restated in its entirety as follows:

          (a) Except as set forth in this Amendment No. 1, the Company has not undertaken and is not engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. the Company does, however, continue to explore license and acquisition opportunities as they become available.
          The Company’s financial advisors, Banc of America Securities and Morgan Stanley, have approached third parties who have previously contacted the Company, and other third parties, including Sun Capital, to seek a Superior Proposal. The Company does not intend to disclose developments with respect to this process.
          (b) Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Board of Directors, agreement, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the matters referred to in Item 7(a) immediately above.
          (c) Summary of Merger Agreement.
          On February 10, 2008, the Company, Purchaser, and Cardinal Group Integrated, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Purchaser (“Merger Sub”), entered into an Agreement and Plan of Merger.
          The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9, and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below.
          This summary of the terms of the Merger Agreement is intended solely to provide information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in public reports filed with the SEC.
The Merger
          Following the consummation of the Offer in accordance with its terms and conditions and the terms and conditions of the Merger Agreement, the Merger Sub will be merged with and into the Company (the “Merger”). The Company will be the surviving corporation and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the merger (the “Surviving Corporation”). The Merger will become effective when the Certificate of Merger is duly filed with the Secretary of the State of Delaware, or at a later time as the Company, Purchaser and Merger Sub may agree in writing and as set forth in the Certificate of Merger (the “Effective Time”). Other than (i) the Shares owned by Purchaser, Merger Sub, and the Company or any person that controls, is controlled by or is under common control of the power to direct management of Purchaser, Merger Sub, or the Company (“Affiliates”), which will be cancelled and extinguished without any conversion or consideration, and (ii) the Shares held by stockholders who have neither voted in favor of nor given written consent to the Merger Agreement and that have validly exercised their statutory rights of appraisal in accordance with Section 262 of the DGCL, each Share issued and outstanding immediately prior to Merger will be cancelled and converted into the right to receive $21.00 in cash (the “Merger Price”).

Options. At the Effective Time, the Company’s 1995 Omnibus Incentive Stock Plan and the 1995 Stock Option for Non-Employee Directors will be terminated, and each outstanding option to purchase any Shares under the Option Plans (each, an “Option”), will be cancelled and will only entitle the holder of such cancelled Option to receive, promptly after the Effective Time, an amount in cash equal to the excess, if any, of (x) $21.00 in cash, without interest thereon (the “Merger Consideration”) over (y) the per share exercise price of such Option, multiplied by the number of shares of Common Stock subject to such Option as of the Effective Time, less any applicable withholding of taxes.
Effective as of the date of the Change-in-Control (as defined below), the Company’s 2005 Stock Plan for Non-Employee Directors will be terminated, and The Company shall pay to each participant, as soon as practicable after the Change-in-Control an amount in cash equal to the Merger Consideration multiplied by the number of shares of Common Stock or other units the participant is entitled to under the plan. For this purpose a “Change-in-Control” will occur at 12:00 midnight, Eastern time, on February 12, 2008, or at the expiration of any such other time period applicable to extensions of the Offer in accordance with the terms of the Offer and the Merger Agreement (the “Expiration Time”) if at such time the Majority Condition is satisfied; if the Majority Condition is not satisfied at the Expiration Time, then no Change-in-Control will have occurred for this purpose. Effective as of the Change-in-Control, both the Company Deferred Compensation Plans I and II for Non-Employee Directors and the Company Executive Deferred Compensation Plans I and II, will be terminated and the Company will pay account balances in cash to each participant as soon as practicable after the Change-in-Control occurs.
Representations and Warranties of the Company
The Merger Agreement contains representations and warranties of the Company relating to corporate existence and power, authorization, capitalization and Board of Directors approval.
Representations and Warranties of Sun Capital, Purchaser and Merger Sub
The Merger Agreement contains representations and warranties of Purchaser and Merger Sub relating to corporate existence and power, and authorization.
Covenants
Note Tender. Upon execution of the Merger Agreement and prior to the Acceptance Time, the Company shall terminate the Note Tender. The Company shall not commence any tender offer, repurchase, redemption or defeasance of, or take any action that would be reasonal likely to cause the acceleration of the payment of or give any person the right to accelerate the payment of any long-term indebtedness of the Company.
Access. After the initial acceptance for payment by Purchaser of Shares pursuant to the Offer (the “Acceptance Time”), the Company shall provide Purchaser and Merger Sub reasonable access to the officers, employees, accountants, properties, contracts, commitments, books, records, reports, and other information of the Company.
The Offer. Purchaser shall continue the Offer and accept for payment, purchase and pay for all shares of Common Stock validly tendered and not withdrawn. Purchaser may not extend the Offer beyond the Initial Expiration Time. Purchaser shall have the right (but not the obligation) to provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act and approved by the Company. Purchaser may not terminate or amend the Offer, unless the Merger Agreement is terminated pursuant to its terms. Purchaser may not amend the Offer to provide for consideration other than cash or to reduce the Offer Price to less than $21.00 per Share, unless the reduction in the Offer Price results solely from an adjustment to the Offer Price in connection with any stock split, stock dividend, reclassification, exchange of shares or other like change with respect to the common stock of the Company.
Loan Agreement. The Company agrees that (i) as of the Acceptance Time, no amounts will be drawn under the Loan and Security Agreement, dated April 12, 2006, between the Company and its domestic subsidiaries, as Borrower, certain financial institutions, as lenders, and Bank of America, N.A., as Agent (the “Loan Agreement”); (ii) all letters of credit having recourse to the Loan Agreement outstanding as of the Acceptance Time were issued in the ordinary course of business; (iii) the Company will not draw down any amounts under the Loan Agreement from the date of this Agreement through the Acceptance Time; (iv) the Company will make all scheduled payments of indebtedness under that certain indenture, dated September 30, 1997, between the Company and JP Morgan Chase Bank (the “Indenture”); (v) in the event that any indebtedness accelerates, the Company must inform Purchaser and at the request of Purchaser, make payment of such Indebtedness; and (vi) immediately prior to Acceptance Time, deliver to the Purchaser a certificate of an executive officer of the Company confirming that the covenants and agreements in this Loan Agreement section have been satisfied.
Certain Board of Directors Actions. Prior to the Acceptance Time, and as soon as practicable after receipt of written notice from an officer of Purchaser that the Majority Condition has been met (the “Majority Notice”), the Board of Directors shall comply with the remaining Kellwood Approval Conditions.
Restriction on New Issuances and Distributions. Other than in connection with the Top-Up Option (defined below), the Company shall not and shall not authorize (i) the issue, sale, pledge, grant or transfer of any shares of its capital stock or any securities convertible or exchangeable into shares of its capital stock, authorize the foregoing, or issue any shares of its capital stock, or (ii) declare, set aside, make or pay any dividend or other distribution in stock with respect to any of its capital stock.
Delivery of Competing Proposal. If the Company receives a Competing Proposal at any time after the execution of the Merger Agreement then the Company must deliver a copy of the Competing Proposal to Purchaser promptly (in any event within twenty-four hours of the receipt of the proposal and notify Purchaser in writing as to whether the Company intends to pursue the Competing Proposal within twelve hours of making such decision. “Competing Proposal” is defined in the Merger Agreement as any bona fide written proposal or offer from any person (other than Parent, Merger Sub or any of their Affiliates) relating to any direct or indirect acquisition, in one transaction or a series of transactions, to acquire all of the Company's Common Stock or all or substantially all of the Company's assets including by way of any merger, consolidation, tender offer, exchange offer, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction that the Company determines, in good faith, is reasonably likely to be consummated and, if consummated would be reasonably likely to have an economic benefit to the stockholders of the Company equivalent to selling their Shares at a price exceeding $21.00 per Share.
Additional Agreements
Company Board of Directors and Committees. Upon the receipt by the Depository (as defined in the Offer Documents) of funds sufficient to pay for Shares tendered in the Offer, Purchaser shall be entitled to designate a majority of the directors on the Board of Directors. If there are directors continuing from prior to the Purchaser designations (“Continuing Directors”), a majority of those Continuing Directors are needed to terminate or amend the Merger Agreement or take any other action in connection with the Merger Agreement.
Top-Up Option. The Company granted to Purchaser and Merger Sub the option (the “Top-Up Option”) to purchase from the Company the number of newly-issued Shares equal to the lowest number of Shares, that when added to the number of Shares owned by Purchaser and Merger Sub and their respective Affiliates at the time of exercise, shall constitute one Share more than the number of Shares necessary for Merger Sub to be merged into the Company at a price per share equal to the Offer Price (the “Short Form Merger”); however, the Top-Up Option shall not be exercisable and shall terminate if the number Shares to be issued in the Top-Up Option would exceed the number of authorized but unissued Shares, or after issuance of the Shares under the Top-Up option, the number of owned by Purchaser would be insufficient to effectuate a Short Form Merger.
Stockholders Meeting. The Company has agreed that, unless Purchaser and its Affiliates own 90% or more of the outstanding Shares after purchasing the Shares in the Offer, the Company will take all action necessary to convene a meeting of holders of the Shares as promptly as practicable after the Acceptance Time to consider and vote upon the adoption of the Merger Agreement and consummation of the Merger. Each of Purchaser, Merger Sub and their Affiliates shall vote all Shares acquired in the Offer in favor of the adoption of the Merger Agreement.
Short Form Merger. If Purchaser and its Affiliates shall become the beneficial owners of ninety percent (90%) of the issued and outstanding Shares, Purchaser, Merger Sub and the Company shall cause the Merger to become effected as soon as practicable after such acquisition without a meeting of stockholders of the Company by way of a Short Form Merger in accordance with Section 253 of the DGCL.
Proxy Statement. If approval of the Company’s stockholders is required by Delaware Law in order to consummate the Merger other than pursuant to Section 253 of the DGCL, as soon as practicable after the later of the Acceptance Time or expiration of any subsequent offering period, the Company shall prepare and file with the SEC a proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the Proxy Statement that will be provided to the Company stockholders in connection with the solicitation of proxies for use at the Company’s Stockholders’ Meeting, and any schedules required to be filed with the SEC in connection therewith (collectively, as amended or supplemented, the “Proxy Statement”).
Indemnification and Insurance. Purchaser shall cause the Surviving Corporation to honor the obligations of the Company to exculpate, indemnify, hold harmless or advance expenses under the Company's Certificate of Incorporation, Bylaws, and any and all other indemnification agreements between the Company and any of its officers or directors in effect as of the date of the Merger Agreement. In addition, until six years from the Effective Time, the Surviving Corporation’s Certificate of Incorporation and Bylaws shall contain provisions with respect to indemnification no less favorable than the Company’s Certificate of Incorporation and Bylaws. Purchaser shall cause the Surviving Corporation to maintain the Company’s directors’ and officers’ liability insurance. Successors and assigns of the Surviving Corporation shall assume all of the obligations of the Purchaser and the Surviving Corporation.
Obligations of Merger Sub. Purchaser shall cause Merger Sub to perform its obligations under the Agreement.
Resignation of Directors. The Company shall use reasonable best efforts to obtain and deliver to the Purchaser at the Closing (as of the Effective Time) the resignation of each director of the Company (other than those designees of Purchaser elected to the Company’s Board of Directors).

Conditions to the Merger
The obligations of Purchaser and Merger Sub to complete the merger are contingent upon the satisfaction of the Kellwood Approval Conditions after receipt of the Majority Notice.
The obligations of the Company, Purchaser, and Merger Sub to complete the merger are contingent upon the satisfaction or waiver of the conditions below.
Stockholder Approval. If adoption of the Merger Agreement by the stockholders of the Company is required by Delaware Law, then the Merger Agreement must have been adopted in compliance with the DGCL.
Legal Prohibition. No law or order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered by any governmental entity of competent jurisdiction is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.
The Offer. The Majority Condition must have been satisfied, and the Purchaser must have purchased all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer.
Termination
Termination Prior to Acceptance Time. The Agreement may be terminated any time prior to the Acceptance Time (i) by Purchaser or the Company, if the Offer expires or is terminated in accordance with its terms without Purchaser having accepted for payment such number of Shares that, when added to the Shares already owned by Purchaser and its Affiliates, constitute a majority of the Shares outstanding, determined on a fully diluted basis, (ii) by Purchaser if the Kellwood Approval Conditions have not been satisfied, (iii) by the Company in the event Purchaser shall have breached or failed to perform in any material respect any of its agreements pertaining to the Offer, or (iv) by Purchaser or the Company if, prior to the Acceptance Time, the Company’s Board of Directors determines that in good faith it desires to pursue a Competing Proposal.
Termination Before or After Acceptance Time and Prior to Effective Time. The Agreement may be terminated at any time prior to the Effective Time (i) by mutual agreement of Purchaser and the Company, (ii) by either Purchaser or the Company, if any law or order permanently enjoining, restraining or otherwise prohibiting the Offer or the Merger exists and has become final and nonappealable.
Effect of Termination. Any proper termination of the Agreement shall be effective immediately upon the delivery of written notice. In the event of termination, the Agreement shall be of no further force or effect and there will be no liability to any person or on the part of Purchaser or the Company (including any stockholder, director, officer, employee, agent, consultant or representative of such party or parties), except that the Termination and General Provisions sections of the Merger Agreement will survive any such termination. Notwithstanding the foregoing, no party to the Merger Agreement will be relieved from liability for any breach of the Merger Agreement prior to the termination.
Item 8. Additional Information
          “Item 8: Additional Information” is hereby amended and supplemented by adding the following at the end thereof.

          Exhibits. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.
     Board of Directors Action regarding Note Tender
          At a meeting on February 10, 2008, the Board of Directors took action to terminate the Note Tender so that the Offer can be consummated, subject to (i) the Majority Condition being satisfied; (ii) the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00 before 4:00 p.m., Eastern time, on February 12, 2008; and (iii) the Offer not being extended, amended or modified in any way, unless such extension, amendment or modification is approved by the Board prior to the purchase of shares by Purchaser in the Offer.
     Board of Directors Action Regarding Rights Plan
          At a meeting on February 10, 2008, the Board of Directors amended the Rights Plan to make the provisions of the Rights Plan inapplicable to the transactions contemplated by the Offer and the Merger Agreement, subject to (i) the Majority Condition being satisfied; (ii) the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00 before 4:00 p.m., Eastern time, on February 12, 2008; and (iii) the Offer not being extended, amended or modified in any way, unless such extension, amendment or modification is approved by the Board prior to the purchase of shares by Purchaser in the Offer.
     Board of Directors Action Regarding Article 16 of the Company’s Certificate of Incorporation
          On February 10, 2008, the Board of Directors approved the acquisition of Shares by Purchaser under the Offer and the Merger Agreement under Article 16 of the Company’s Certificate of Incorporation, so that such provision will not cause a merger between the Company and an affiliate of Sun Capital to require the affirmative vote of the holders of at least 75% of the Common Stock but instead would allow such a business combination to be approved by a majority of the outstanding shares of Common Stock, subject to (i) the Majority Condition being satisfied; (ii) the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00 before 4:00 p.m., Eastern time, on February 12, 2008; and (iii) the Offer not being extended, amended or modified in any way, unless such extension, amendment or modification is approved by the Board prior to the purchase of shares by Purchaser in the Offer.
     Delaware Business Combinations Statute
          On February 10, 2008, the Board of Directors took action to make the provisions of Section 203 of the Delaware Business Combinations Statute inapplicable to the acquisition of Shares by Purchaser under the Offer and the Merger Agreement by the Purchaser at $21.00 per Share, subject to (i) the Majority Condition being satisfied; (ii) the Company not making a determination that a transaction with a third party has a reasonable likelihood of delivering a per share price in excess of $21.00 before 4:00 p.m., Eastern time, on February 12, 2008; and (iii) the Offer not being extended, amended or modified in any way, unless such extension, amendment or modification is approved by the Board prior to the purchase of shares by Purchaser in the Offer.
     Section 14(f) Information Statement
          Pursuant to the Merger Agreement, Sun Capital will be entitled to designate as directors of the Company, a number of directors approximating their percentage ownership of Shares following consummation of the Offer and that these individuals will constitute a majority of the Company’s Board of Directors. The Directors of the Company have submitted resignations to be accepted by the remaining Directors to create vacancies which will be filled by appointees nominated by Sun Capital.
          The Company has agreed to promptly take all actions required pursuant to the Merger Agreement and Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement, and shall include in the Schedule 14D-9 such information with respect to the Company and its directors and officers as is required under such Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement. Purchaser shall provide to the Company in writing, and be solely responsible for any information with respect to itself and its nominees, directors, officers and Affiliates, required by such Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Unless otherwise waived by the Purchaser, the Company shall use its reasonable best efforts to get the Securities and Exchange Commission to authorize a shorter disclosure period than the ten (10) days specified by Rule 14f-1 applicable to changes in a majority of directors, and shall cooperate in good faith with Purchaser to give effect to the terms and intent of the Merger Agreement.
     Forward-Looking Statements
          Statements made in this Schedule 14D-9 indicate the Company’s, the Board of Directors’ or management’s intentions, beliefs, expectations or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual or future events or results. Such forward-looking statements are not guarantees of future performance and are subject to a number of risks, assumptions, uncertainties and other factors that could cause the Company’s actual results to differ materially from those projected. Such risks, assumptions and uncertainties include, without limitation, (i) matters relating to the Offer and Merger; and (ii) global and regional economic conditions and business conditions in the overall apparel industry. They also include other factors discussed herein and those detailed from time to time in the Company’s filings with the Securities and Exchange Commission.
Item 9. Exhibits
          Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Document

(a)(1)	Press Release issued by Kellwood Company on January 27, 2008 (incorporated herein by reference to Kellwood Company’s Schedule 14D-9 filed with the SEC on January 28, 2008).

(a)(2)	Letter, dated January 27, 2009, to Kellwood Company’s Associates (incorporated herein by reference to Kellwood Company’s Schedule 14D-9 filed with the SEC on January 28, 2008).

(a)(3)	Letter, dated January 28, 2008, to Kellwood Company’s Stockholders (incorporated herein by reference to Kellwood Company’s Schedule 14D-9 filed with the SEC on January 28, 2008).

(a)(4)	Press Release issued by Kellwood Company on February 11, 2008 (filed herewith).

(a)(5)	Letter from Kellwood Company to its associates, dated February 11, 2008 (filed herewith).

(c)(1)	Opinion of Banc of America Securities LLC, dated February 10, 2008.

(c)(2)	Opinion of Morgan Stanley & Co., Incorporated, dated February 10, 2008.

(e)(1)
Excerpt from the Kellwood Company 2007 Proxy Statement filed with the SEC on April 27, 2007 and certain 8-K filings of Kellwood Company related to Executive Officer and Director Compensation (incorporated herein by reference to Kellwood Company’s Schedule 14D-9 filed with the SEC on January 28, 2008).

(e)(2)	Amendment to the Amended and Restated Rights Agreement, dated February 11, 2008 (filed herewith).

(e)(3)	Merger Agreement, dated February 10, 2008 (filed herewith).

(e)(4)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (filed herewith).

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELLWOOD COMPANY

Date: February 11, 2008	By:	/s/ ROBERT C. SKINNER, JR.
Robert C. Skinner, Jr.
	Title:	Chairman, President and Chief Executive Officer